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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE  INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)


                                F5 NETWORKS, INC.
                                -----------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                      31566
                                 --------------
                                 (CUSIP Number)

                               Cooley Godward LLP
                               5000 Carillon Point
                               Kirkland, WA 98033
                                 (425) 893-7700
         -----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   June 3, 1999
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                           (Continued in following pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  31566                     13D                        Page 2 of 4
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Jeffrey S. Hussey
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
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3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
          PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
-------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF                      2,550,000
      SHARES              -----------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER
     OWNED BY                       0
       EACH               -----------------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER
      PERSON                        2,550,000
                          -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,550,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          14.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------

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ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of F5 Networks, Inc. a Washington corporation
("F5").   The principal executive offices of F5 are located at 200 First Avenue
West, Suite 500, Seattle, WA 98119.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Jeffrey S. Hussey (the Reporting Person).

     (b) Residence or business address: 200 First Avenue West, Suite 500, Seattle, Washington 98119.

     (c) Name and present principal occupation or employment of Reporting
     Person: Jeffrey S. Hussey is Chairman of the Board, Chief Executive Officer and President of Issuer.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Reporting Person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Person is a co-founder of Issuer and on February 26, 1996 Reporting Person acquired 300,000 shares of Common Stock of Issuer with no consideration paid. On April 7, 1998 Reporting. There was a 3:1 stock split on December 2, 1996 and a 2:1 stock split on January 13, 1999 resulting in 1,800,000 shares of Common Stock of Issuer. Pursuant to a Stock Transfer Agreement dated as of February 11, 1998, Reporting Person acquired 300,000 shares of Common Stock of Issuer at approximately $0.04 per share. The 2:1 stock split on January 13, 1999 resulted in 600,000 shares of Common Stock of Issuer. Pursuant to a Stock Transfer Agreement dated as of February 12, 1998, Reporting Person acquired 600,000 shares of Common Stock of Issuer at approximately $0.24 per share. Reporting person gifted 300,000 (pre-split) shares to family members. The 2:1 stock split on January 13, 1999 resulted in 600,000 shares of Common Stock of Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

(a) - (b) The purpose of the purchases of Issuers capital stock by Reporting Person was investment.

      (c) Not applicable.

      (d) Not applicable.

      (e) None.

      (f) None.

      (g) None.

      (h) None.

      (i) None.

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     (j) Other than as described above, Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1.

          2,550,000
          14.1%

     (b)  Number of  shares beneficially owned by the Reporting Person:

          Sole Voting Power          2,550,000
          Shared Voting Power                0
          Sole Dispositive Power     2,550,000
          Shared Dispositive Power           0

     (c) The number of shares beneficially owned by the Reporting Person disclosed herein gives effect to the sale of 50,000 shares sold in the issuers initial public offering, and to 400,000 shares that were transferred by the Reporting Person without consideration to his former spouse and to a trust for the benefit of his minor child. The Reporting Person has not effected any other transaction in F5 Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to the Reporting Persons knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of F5, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than a lock up agreement between the Reporting Person and the underwriters in the issuers initial public offering and a Market stand off Agreement between the Reporting Person and certain investors that restrict the transfer of shares held by the Reporting Person for a period of 180 days after the date of the issuers initial public offering.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

None.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 1999


                                                  /s/ Jeffrey S. Hussey
                                        ---------------------------------------
                                                  JEFFREY S. HUSSEY

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